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Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

December 31 (millions of dollars)	2012	2011	2010	2009(a)	2008(a)	March 31, 2013 (millions of dollars)

Earnings
Net income before adjustment for
income from equity investees	8	4	11	7	–	3
Fixed charges	24	29	25	30	37	5
Distributed income of equity investees	129	154	126	99	123	26

Total Earnings	161	187	162	136	160	34
Fixed Charges
Interest expensed and capitalized	23	28	25	30	36	5
Amortization of other assets	1	2	–	–	1	–

Total Fixed Charges	24	30	25	30	37	5
Ratio of Earnings/Fixed Charges	6.71x	6.34x	6.40x	4.52x	4.34x	6.80x
(a)
The acquisition of North Baja in 2009 was accounted for as a transaction between entities under common control using a method whereby the assets and liabilities of the acquired entities are recorded at TransCanada's carrying value and the Partnership's historical financial information was recast to include North Baja for all periods presented. The ratios presented reflect the recast historical financial information.

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  Exhibit 12.1